December 23, 2011

Mr. Hugh West, Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Sierra Bancorp
Form 10-K for Fiscal Year ended December 31, 2010
Filed March 11, 2011
Form 10-Q for the Quarterly Period ended June 30, 2011
Filed August 9, 2011
File No. 000-33063

Dear Mr. West:

We are in receipt of your letter dated December 9, 2011, following up on our September 27, 2011 response to earlier comments from your office on the referenced filings.  Our response to your follow-up letter is presented in the box immediately below the applicable transcribed comment from the letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 3 – Investment Securities Available for Sale, page 75

We have reviewed your response to comment number three along with the Exhibit 3 provided; however we do not believe you have provided sufficient objective information to preclude the related unrealized losses were not OTTI.  When evaluating whether a decline is other-than-temporary your assessment should begin with the investment’s contemporaneous market price because that price reflects the market’s most recent evaluation of the total mix of available information.  Objective evidence is required to support a realizable value in excess of a contemporaneous market price.  This information may include the company’s financial performance, the near term prospects of the company, the financial condition and prospects of the company’s region and industry and the company’s investment intent and ability to hold an investment for a reasonable period of time sufficient for a forecasted recovery.  The longer and the more severe the decline in fair value of the security, the more persuasive the evidence that is needed to support the premise that it is not OTTI.  While there are no bright lines, it is difficult to conclude that an impairment of an equity security is not OTTI when the security has been impaired for an extended period of time, the amount of the impairment is significant, and, importantly, there is insufficient objective information to indicate the prospects for recovery in the near-term are likely.  For example, reliance on a 24-month recovery period may be overly speculative as it relies principally on an entity’s ability to predict the future direction of market prices for an equity security over an extended period of time.  For an equity security, if the near-term prospects for recovery are unlikely, persuasive, but not conclusive, evidence exists that the impairment is generally considered OTTI.  In this regard, you response states that you are confident that the stock prices of the issuers will exceed the company’s basis in the stocks within a reasonable period of time; however we note your specific securities have been in an unrealized loss position in excess of three years.  Please provide us with the following:

Mr. Hugh West, Accounting Branch Chief
U.S. Securities and Exchange Commission
December 23, 2011

•
your definition of reasonable period of time, and note that market price recoveries that cannot reasonably be expected to occur within an acceptable forecast period of time should not be included in the assessment of recoverability;

•
your OTTI analysis of this security at December 31, 2009, December 31, 2010, and each interim period end through September 30, 2011 that identifies the primary objective evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment; and

•	address your consideration and application of ASC 320-10-S99, 320-10-35-32A and 35-33.

Unless objective evidence exists to support a realizable value equal to or greater than the carrying value a write-down to fair value accounted as a realized loss through earnings should be recorded.

In the fourth quarter of 2011 the Company will be recording impairment charges on its equity securities that have been in a continuous unrealized loss position for a considerable period of time, by marking them to their current carrying value as a realized loss through earnings.

As noted in previous correspondence, as of June 30, 2011 the Company had yet to record OTTI charges on its equity investments.  In taking this position, the Company considered numerous factors as prescribed by the guidance outlined in ASC 320-10-S99, ASC 320-10-35-32A, and ASC 320-10-35-33, including the financial condition and near-term prospects of the issuers, our intent and ability to retain our investments for a period of time sufficient to allow for the anticipated recovery in market value, and the length of time and extent to which the market value of the investments has been less than cost.  As additional support for our position, and as an indication that the fair value of the banks exceeded their market cap and was at least equal to or greater than their book value during the period in which we have held these stocks as investments, three of the banks (AMRB, CVCY, and PVLY) carry goodwill on their balance sheets, yet none of them have been required to take any impairment charges against their goodwill in spite of the fact that their stock has traded at prices substantially lower than book.  As discussed in our initial response, we have the intent and ability to hold the investments for an indefinite period of time, and all of the community banks in which we have equity positions have strong capital, robust loan loss reserves, adequate liquidity, and positive net income, which is evidence of their ongoing viability as community banks.  Unless one expects a wholesale collapse of the banking industry, we have had no reason to believe that the patterns proven out in previous economic cycles will not repeat for the current economic cycle:  As economic activity increases financial institution credit costs decline, their financial performance improves, and stock prices increase significantly to reflect that improvement.  That stock price pattern is evident in the Nasdaq Bank Index (IXBK), which declined in the past coincidental with recessions but within a few years had typically recovered to meet or exceed pre-recession levels.

However, the current economic cycle has admittedly progressed more slowly than we had heretofore anticipated using historical indications as a guide.  As you stated above, if the near-term prospects for recovery in the price of an equity security is unlikely, persuasive, but not conclusive, evidence exists that the impairment is generally considered OTTI.  To look at it a different way, the timing of the recovery in bank stock prices has become increasingly uncertain based on the relatively slow progression to date, and in the fourth quarter of 2011 we came to the determination that we are no longer able to provide evidence that the near-term prospects for recovery are highly likely.

Mr. Hugh West, Accounting Branch Chief
U.S. Securities and Exchange Commission
December 23, 2011

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments, please feel free to contact us.

Sincerely,

/s/ James C. Holly
James C. Holly
President & Chief Executive Officer
(Principal Executive Officer)
jholly@bankofthesierra.com
[Missing Graphic Reference]

/s/ Kenneth R. Taylor
Kenneth R. Taylor
Executive Vice President & Chief Financial Officer
(Principal Financial Officer & Chief Accounting Officer)
ktaylor@bankofthesierra.com